Naia

Main Street | Retail | B2C | Food | Grocery Stores

16 years of original, award-winning gelato

GELATERIANAIA.COM HERCULES CALIFORNIA





Sixteen years ago, we opened a scoop shop in Downtown Berkeley to bring great tasting gelato with simple, real ingredients to Northern CA. Now we sell gelato tubs and Bar Gelato, our signature "gelato on a stick," in 250+ retailers across Northern CA. We were named one of the San Francisco Business Times' fastest-growing businesses five years in a... more

Chris Tan CEO and Co-Founder @ Naia

Why you may want to support us...

1. $2.9M in revenues in 2017.
2. Sold in 250+ Northern California stores.
3. 51% profit margin for branded products.
4. 16 years in operation.
5. Named in the San Francisco Business Times' fastest-growing private company list each year from 2013-2017.
6. Won three national awards for coffee, pistachio, and burnt caramel flavors.

Why investors ❤ us

WE'VE RAISED $4,633,859 SINCE OUR FOUNDING



TCHO was founded back in 2005 to set a new bar for new American chocolate. Along the way we met Chris and Trevor, who took a look at our entire chocolate making process and figured out a unique way to get the essence of TCHO into gelato form -- and it's delicious. A few years later, we came up with the idea of "Galactic Gelato" and asked Naia to figure out how to get mint gelato into our chocolate using an astronaut-ready freeze drying process. They think outside the box, and you can taste it in their gelato. Naia is more than just yummy gelato and ice cream wizardry. The food business is tough, but these guys have been around for sixteen years and they're still hungry, and still scrappy.

Jane Metcalfe

Naia Investor, Founder of WIRED Magazine, Former President of TCHO Chocolate.



I am a cautious investor, in general. But I believe in you! I can't wait to have some Naia gelato here in Georgia!

Kim Kuharic



Hello Chris and Trevor, congratulations on your fund raise. Can't wait for our tour and to learn more about ways we can partner. Kristin of Nia investments

Kristin Hull

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Chris Tan

CEO and Co-Founder

Former Director of Engineering turned gelato entrepreneur with 18+ years in product development.

in



Trevor Morris

VP Operations and Co-founder

28+ years in food & beverage operations including Brinker International. Grew up on a dairy.



Craig Nisbet

Sales Manager

28+ years in distribution and sales management at Loacker's cookies and other ice cream companies.

in



Ray Williams

Distribution Manager

20+ years in distribution and ops management at Coca-Cola, Foster Farms Dairy, and Markstein Sales.



Danny Rynning

Catering Manager

13+ years with Naia at nearly every position in the company.



Elsa Vasquez

Accounting Manager

25+ years of experience with startup and enterprise accounting.

In the news

We've Been Scooping Real, Simple Gelato for 16 Years

We've been making gelato since 2002, when we opened our first scoop shop in Downtown Berkeley. Over the years, we developed our own flavors made from the native, high-quality ingredients Northern California is known for. Our local customers have noticed, as we've been listed in the San Francisco Business Times' fastest-growing private company list each year from 2013-2017.


GELATO
by Naia
TCHO
CHOCOLATE



Our Signature "Gelato on a Stick" is Sold in 250+ Stores

When Whole Foods stopped featuring in-store gelato stations in 2011, we created a brand new product for the market – Bar Gelato. It's the same great Naia gelato, just in a portable, easy-to-consume design, and it makes up a quarter of our revenues.





We Source Ingredients from Dozens of Local Partners

"Real, simple gelato" isn't just a marketing gimmick. While most industrial ice cream factories use a squirt of "natural flavor goo," we use real ingredients from the best local producers we can find, whether it's pistachios from Fiddyment Farms or coffee beans from Philz. And we do it ourselves, from developing our own recipes from scratch to delivering it on our own truck.

Philz Coffee

Guittard
CHOCOLATE COMPANY

FAMILY OWNED AND OPERATED
SEMIFREDDI'S
BAKING WITH PRIDE SINCE 1984

TCHO
CHOCOLATE

LINDCOVE RANCH

ST. GEORGE SPIRITS
ARTISAN DISTILLERS
SINCE 1982

Seely
4th Generation Mint Farm

Recchiuti
CONFECTIONS

Find Us in 250+ Local Northern California Stores

A Three-Stage Business Model Designed for Resilience

About 45% of our business comes from developing, manufacturing, and distributing our own products. As we grew, we became a great delivery option for other brands, a branch that now accounts for 45% of our sales. The last 10% comes from leveraging our expertise to develop and manufacture products for other brands.


INNOVATE NEW PRODUCTS FOR OURSELVES
ADVISE & DEVELOP FOR CLIENTS
Formulate
Produce
Distribute
RETAIL SHELVES
RETAIL SHELVES
Funding enhances our production capacity.

Vertical 3-stage pipeline from ideation to shelves.



We make Bar Gelato.


Our First Store Opens in Berkeley, CA
Scooping In-Store Gelato at Nine Whole Foods Markets
Our Distribution Arm, Naia DSD, Launches
Construction Begins on Expanded Kitchen
2002
2009
2014
2006
2011
5th Scoop Shop Opens
Bar Gelato, Our First Consumer Packaged Product, Launches
Nationwide Distribution Starts

Our Growth

27%	149%	51%
Bar Gelato growth YOY (Q1 2018 to Q1 2017)	Naia Tub growth YOY (Q1 2018 to Q1 2017)	Margins on Naia branded products

$2.9 million
Revenue in 2017

Plus, we made San Francisco Business Times' Fastest-Growing Private Companies List each year between 2013 and 2017!

Investor Q&A

— COLLAPSE ALL

What does your company do?

Sixteen years ago, we opened a scoop shop in Downtown Berkeley to bring great tasting gelato with simple, real ingredients to Northern CA. Now we sell gelato tubs and Bar Gelato, our signature "gelato on a stick," in 250+ retailers across Northern CA. We were named one of the San Francisco Business Times' fastest-growing businesses five years in a row, and with the capital to update and expand our creamery, we're primed to break into the national market.

Where will your company be in 5 years?

We are here to leverage the success we have had with our products in Northern California and grow our company to a national level and beyond. Given the success of our flavors there's no reason why Naia's products should not be in every major retailer.

How did Naia begin?

Chris: I started the company in 2002 with two friends, Bobby and Rick. We had our own scoop shop in downtown Berkeley, and were instantly successful with lines out the door. We had to sort out a lot of problems right away because of that success, and thankfully found Trevor, a food operations veteran.
Trevor: In the early days, we made gelato in the back of the shop and sold it out the front. We did well at scoop shops as we were the only folks who made gelato or ice cream from scratch recipes. Making our own product attracted companies like Whole Foods Market, selling our gelato in their stores at their bakery/deli gelato stations.
Chris: After they stopped putting in gelato stations in 2011, we saw the opportunity to innovate another “first to market” product - Bar Gelato. Bar Gelato is “gelato on a stick” – it’s never been seen before quite like this – and early on we wanted to be able to differentiate ourselves from the sea of pints, and sea of brands, in the frozen ice cream aisle of your typical grocery.

What makes Naia unique?

Trevor: Our brand is about products that taste great and use simple, real ingredients. We innovate and craft products that people have never seen. In the ice cream space it is seductive to try and chase this idea of making the wackiest or unique flavors, or follow a hot dietary trend. Those get a lot of instant attention, but in the long run do not sell as well as products that just taste really good.
Chris: Another gimmick in our space is playing up chef pedigree, which can also bring in a lot of instant attention. But you don't need to be a famous chef – you need to be a good business person passionate about food. We are simply two people passionate about intrinsics like great tasting product while running a sustainable business. The nature of gelato focuses the palate on its characteristic flavor. Instead of our own pedigree, what becomes important is our relationships with local food producers and farmers. We capture this in our motto "Truth in Flavor". Trevor: Being in Northern California we have access to so many great producers who are passionate about their food and we try to capture that passion in gelato form. So when you taste our Philz gelato, you are tasting the same Philz beans that go into a cup of coffee at their roastery. Fiddyment Farms grows their pistachios fifty miles away from us and their pistachios are hand-roasted and hand-milled into our pistachio gelato. The farmer behind Lindcove Ranch delivers a literal ton of Minneola Tangelos himself for our sorbetto so we can churn our sorbetto without pasteurization or chemical preservatives. We tap off an eight-year old single malt whiskey at "cask strength" from St. George Spirits in order to properly churn a single malt whiskey gelato. Our bars have won three national awards for our coffee, pistachio, and burnt caramel.
Chris: Our mission statement is "Naia is all about real, good gelato and ice cream", where "all about" refers to all business aspects including R&D, manufacturing, and distribution; and "real, good" speaks to our integrity for simple and real ingredients.
A lot of food businesses in this era are founded by one or two MBAs who focus on brand mechanics and marketing. They contract a formulator to come up with a recipe; farm out the production to a factory for hire; and get their goods to market through large distributors. They rely on venture capital and hope for a big payday. There's nothing wrong with that and that's one way to run a business..
But when we practice Truth in Flavor it means that we do the work ourselves, developing our own recipes from scratch, churning our own gelato, and bringing it to folks at market on our own trucks. We do it ourselves because you can taste the difference - we are not just another similar-tasting offering out of the same industrial food factory. We start from the ground up, integrating the local foodshed here in Northern California, and focus on making ice cream with integrity. That's not a familiar play for venture capital and so may be a better fit for Wefunder investors who also care about these intangibles.

How big is your business?

Trevor: When we launched Bar Gelato, Whole Foods told us if we could reach a certain sales level within a year in four test stores, they would call it a success. We reached that sales level in one month! They deployed us to all the Whole Foods locations in Northern California, and as we grew, we started adding other independent grocers besides Whole Foods. Today, we sell Bar Gelato to around 250 accounts in Northern California.

What are your revenue streams?

Trevor: Our primary revenue stream is from selling our own Naia products. We develop, manufacture, and distribute our own products from an idea all the way to a retailer's shelf. We also provide these same three services to other ice cream companies, where we derive revenue from R&D in developing other branded lines and products, manufacturing or co-packing other products, and distributing these other products.
Chris: Our annual revenues were ~$2.9 million in 2017. More than a quarter of that comes from Bar Gelato. After a few years we have also been turning our attention to traditional pints and tubs of Naia gelato which have nearly doubled in sales year-on-year which bring our Naia branded sales, along with wholesale gelato sales, to ~45% of our total sales. Another ~45% of sales come from the distribution of third-party products. As we grew, we became a great delivery option to those 250 accounts for ice cream brands like McConnell's Ice Cream, Humphry Slocombe, Clover Ice Cream, and Double Rainbow. The last ~10% comes from both R&D and manufacturing for other brands such as Clover-Sonoma and St. Benoit Creamery.

Wait a minute, does that make sense? Why would you work so closely with competing ice cream brands?

Trevor: The truth is we can't stop people from competing against us, but what we can do is try and earn some money while they're trying to make money on their own. I mean, if you go to your local supermarket, there's no possibility that the freezer will have just one brand of ice cream. They need to have more brands as well. Put another way, some of the most successful folks in the gold rush were the folks who sold picks and shovels to the miners. That's a benefit to being scrappy and resourceful.

We got help from other people in our ice cream community when we got started, and together, we can all make better products, which is important. When we started out, no one else could help us do the hard work of managing and growing a local manufacturing workforce in a nation and region that hasn't recently done a lot of manufacturing. Sixteen years later it's one of our strengths, and business from these other brands helps keep our kitchen busy.

Chris: It's also that Northern California is a pretty special ecosystem for food businesses, and that it is possible for us to "incubate" some brands here that may do well nationally, which helps everyone out. This doesn't mean that we aren't cognizant of direct competitors and we have said no to certain competitors. We tread carefully, but at the same time, there are a lot of benefits to partnership and collaboration.

I mentioned "foodshed" before, and it's important to note that fluid milk supply has an ebb and flow of which ice cream can be a key part of. We have dairies who approach us with excess milk, and by freezing it into ice cream, we actually help in moderating and adding value to their fluid supply. With our marketing and scientific experience, we have completed the R&D and developed entire lines of products for three Sonoma dairies.

What do you plan to do with the money you raise from Wefunder investors?

Trevor: The money is to scale our flagship product, Bar Gelato. It also upgrades our creamery with a modern continuous freezer. Specifically, the money is going towards a downpayment on a $2.4 million dollar loan from an SBA lender.

Chris: We have a commitment letter from First Bank that requires us to raise $490,000 from Wefunder as a downpayment to unlock the $2.4 million dollar loan. It's good news for an equity investor – you could think of it like every dollar we raise on Wefunder will unlock four dollars of non-dilutive debt capital.

Trevor: The loan includes working capital to launch two new products that the upgraded creamery can handle. One is a box of Bar Gelato novelties for national sale, the other is polishing and releasing our pint format of Naia's gelato for national sale.

Upgrading our creamery will allow us to scale Naia's products more efficiently and with lower cost, and also co-pack more of the products for which we are already doing R&D. With at least $490,000 from Wefunder we will build a multi-million dollar modern and boutique creamery.

Chris: Last but not least, if we unlock at least $490k from Wefunder, the bank will also take some of the $2.4 million to pay down some high rate debt.

Tell me more about the upgraded creamery.

Chris: There are two benefits with our planned creamery. First, food, in general, is becoming more regulated. Besides food regulation, we are also an organic creamery (we produce both natural and organic products). It's going to be harder and harder for folks to start their own ice cream plants because of the high overhead involved with federal and state regulatory laws like the federal Food Safety Modernization Act. It becomes doubly hard when you make minimally processed products without chemical preservatives, synthetic stabilizers, and synthetic emulsifiers. Most modern industrial ice cream plants mainly use a "squirt" of natural flavor goo, where by contrast we actually peel and blend real fruit.

Second, many natural, organic, and boutique brands struggle with the price point. When you don't squirt in natural flavor goos, you add cost because of your care in using real fruit. If you look at the trends – declining revenues in farmer's markets, Whole Foods Market being acquired by Amazon.com – you may see that high price points have begun to drive away sales. Folks do appreciate great food, but they aren't as willing to pay a high price for it. Sixteen years of experience means a creamery design that can handle real food yet streamline costs, both for ourselves and for third-party co-packing.

And tell me about this debt.

Chris: Debt has been a problem for us. We have successfully used debt, for example, over 10 SBA loans and some equipment leases, but we have also had to use expensive debt – like to make payroll in winter. That debt is now a burden. This campaign wipes out our debt and stretches it out over 25 years, so instead of making $28,000 in monthly payments, we would be making $13,000 in monthly payments – and that's after we purchase and build out the improved manufacturing facility!

Is this just a pre-approval for a bank loan?

Chris: No. As opposed to a "pre-approval", this is a commitment letter from a commercial bank for the $2.4 million project. It's been put through underwriting and their credit committee. We appreciate such a strong vote of confidence, as the bank has had to do a lot of due diligence to get to this point. The bank has already had to review and assess our team, our vision, and our financials – and approved it all!

What's your price point?

Trevor: For us, the target retail price for our products is between $4.99 and $5.99. We believe strongly in the power of TPRs (temporary price reductions). Many people get driven to purchase by the "yellow tag," myself included, so we frequently use that tactic.
After being in business for so long, and gaining a unique perspective as a distributor as well as a manufacturer, we understand pricing better. Sometimes a product that's higher-priced will sell more simply because of the price, and we understand the marketing paradigm of "pricing is the message" – but we have learned first hand that folks in Chicago or Austin may not want to pay the higher prices that San Franciscans might tolerate. We're not just interested in having people buy our product once – we want them to feel good about the purchase and... buy again! Chris: Our vision is to scale, and our vision is that we have got to pay our coffee roaster and our chocolatier and others fairly. We don't want this to make great products inaccessible, so we need to improve our creamery.

What are your profit margins?

Chris: Trevor's team is efficient with our current yet limited creamery and we are currently at a ~51% profit margin for our branded products. With the new creamery, we will be able to work towards a higher margin, both with the machinery efficiencies as well as increasing our co-packing business to address overhead.
More importantly, our cash flow is negative, because of our expensive loans for things like distribution vehicles. Our SBA lender strategized with us on this and came up with a great plan – part of their capital will wipe out that high-payment debt and amortize it over the 25-year loan, which turns our cash flow positive immediately.

Can you tell us more about the dip in sales from 2016 to 2017?

Chris: One of our larger customers, Whole Foods Market, publically went through a tough time pivoting the company and ultimately getting acquired by Amazon.com. As part of the pivot, the global team stopped purchasing some of the third-party brands that we distributed to them. Thankfully our great relationship with the regional team in Northern California compensated for this loss of business by putting more Naia products on their shelves.
Our third-party brands we distribute are lower margin than the Naia brand gelato that we develop, manufacture, and distribute. On top of that, our upside potential is all about our Naia brand. Thus the end result is that while our top-line sales declined, our margins improved and our brand reach was enhanced.

What are your goals for the next phase of growth?

Trevor: For our gelato, we hope to push out to a national scale. Bar Gelato has already done so well for us here in Northern California, but how we're selling it now, out of the freezer, grab and go — it's great for sales, but it's hard to distribute that product in other places. What we're going to do is put our bars into boxes and put them on the shelf in more of a traditional format, but we've been figuring out a way to do this that speaks to our brand. Our Bar Gelato multipack box will be innovative in how we are making it a variety pack. Our idea with a Bar Gelato box is to make multiple flavors or variations, but on one theme: If you like coffee, there are going to be three different kinds of coffee flavors. If you like chocolate, there are going to be three different kinds of chocolate flavors. Same with citrus, and so on. That way, we can produce a limited amount of SKUs, but those boxes will each have variety in them.

We have already received a lot of industry feedback on this, and retailers such as Whole Foods Market and Safeway are excited for us to launch, as these retailers love our Bar Gelato and theme-and-variation concept.

Having this new kitchen will allow us to meet this capacity easier. Right now, we can do product in pints, or we can do product in bars. We can't do both products in the same day. With the new kitchen, the upgraded creamery scales us to quadruple our bar capacity and allow us to make nearly six times as many pints. We will use the same technology we use now, which is very reliable. But this will go from making product in batches, one batch at a time, to making it continuously, meaning the machine will run all day. We won't have to keep starting and stopping per batch. Unlike other forms of progress, this basically keeps the same amount of people on our production team to operate this machinery to produce five or six times as much product. That will significantly reduce our cost per unit.

Do you have the demand for that increased manufacturing capacity?

Chris: A very typical crisis for a food manufacturing company is the "Field of Dreams" narrative for investing in manufacturing capacity — build it and just hope that you're going to find market share, and in the meantime burn through capital as you eat the overhead of extra capacity.

There is a strong advantage to our two-pronged approach where we make our own product and also have third-party co-packing business driven by our third-party R&D business.

In the past, we've developed products for a third-party but had to turn around and immediately outsource them to other co-packers because we couldn't make them ourselves. We have one or two of these brands that will allow us to fill in that space along with Naia's gelato, to fill up some of that unused capacity and so we can more quickly address the overhead expenses than if we were just making our own product. Trevor: We keep our distribution local and focused to Northern California because frankly it's a fantastic market for innovative and creative brands. But that also drives business, because when we make someone's product, we can instantly get it on shelves. As long as there's some stores that want it, even if it's only five stores on the first day, we're already going to those stores, so we could start selling it on day one.

Who's on your team?

Trevor: Chris and I are the founders who are on the ground here in Northern California. Bobby and Rick live in Canada and they support us from afar. Over the years we've built up our best management team yet.

Craig is our sales manager and comes at us with nearly forty years of experience in distribution and sales with companies involving dry foods like Loacker's cookies and other ice cream companies as well. Ray is our distribution manager and boasts 20+ years of experience in distribution and operations, having worked for big names like Coca-Cola, Foster Farms Dairy, and Markstein. Elsa runs our office with nearly 25 years of experience in administration and accounting. And Danny was amongst our first hires 13 years ago, and leads up our catering and order desk. Together we manage the 30 employees of Naia in administration, production, and distribution.

Last but not least - what's the difference between gelato and ice cream?

Trevor: In the United States, products like ice cream are heavily regulated with standards of identity. There has to be a certain percentage of butterfat and a certain percentage of overrun (air in the product) for it to identify as ice cream. Gelato has no such standard of identity.
While ice cream has to be 10% butterfat, gelato like ours is about 6% butterfat. To give you more context, milk comes out of the cow at about 4.5% butterfat, and a super-premium ice cream like Ben & Jerry's would be between 15% to 16% butterfat. Without a standard of identity, we have some flexibility in how we define gelato, but ours is a romantic approach – dense and intense. We don't have as much air in the product because of our low butterfat, which means the product is more dense and you get more flavor in every bite. While our mouths love the feel of butterfat — one of the reasons everyone likes ice cream – butterfat masks flavors, which is one of the reasons products like Ben & Jerry's focus on inclusions or chunky stuff. Gelato with lower butterfat is much more about the flavor. We focus on more subtle flavors, which will really "shine through" in our product, whereas they might get lost in a high-butterfat product. It's certainly not health food, but it does have less fat, and because of that, we can also put in less sugar, which is a functional ingredient in ice cream for making it soft enough to scoop. That is if you don't have so much fat, you correspondingly don't have to have so much sugar.

Gelato is also more dense. Unlike ice cream which may whip in up to 100% more air into the product, gelato is around 25% more air. You get a lot more in a scoop of gelato than typical ice cream.
Chris: We have been associated with Slow Food since the Slow Food Nation 2008 event in Fort Mason, San Francisco. We are big believers in opposing highly processed foods that read great on a nutrition label. Each batch of our gelato takes on average 16 hours of old world processing to craft. Our customers don't need to worry about all that preparation.. but it takes only a few minutes to scoop - we call our gelato "slow food, fast"!The reason the Italians prefer gelato is not that it is a diet food, but because of the emphasis on flavor. For example, if you have a pistachio ice cream, like a Ben & Jerry's pistachio ice cream, it's basically white ice cream with only a few pistachios to make you say, "Okay, yeah, that's pistachio. I get it."
By contrast, the Italian recipes really want you to feel that you're eating pistachios, and so it becomes a key ingredient rather than just an added flavor. When folks taste Naia's pistachio gelato they're like, "This doesn't taste like normal pistachio ice cream. This is different. This is pistachio."

Financials

Naia has financial statements ending December 31 2019. Our cash in hand is $25,272, as of December 2019. Over the three months prior, revenues averaged $150,088/month, cost of goods sold has averaged $106,778/month, and operational expenses have averaged $87,987/month.

At a Glance

January 1 to December 31

$1,801,050 [24%]	-$708,971	$894,412 +93%
Revenue	Net Loss	Short Term Debt

$0	$25,272
Raised in 2019	Cash on Hand

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Sixteen years ago, we opened a scoop shop in Downtown Berkeley to bring great tasting gelato with simple, real ingredients to Northern CA. Now we sell gelato tubs and Bar Gelato, our signature "gelato on a stick," in 250+ retailers across Northern CA. We were named one of the San Francisco Business Times' fastest-growing businesses five years in a row, and with the capital to update and expand our creamery, we're primed to break into the national market.

We are here to leverage the success we have had with our products in Northern California and grow our company to a national level and beyond. Given the success of our flavors there's no reason why Naia's products should not be in every major retailer.

Milestones

Naia, Inc. was incorporated in the State of California in January 2013.

Since then, we have:

- Sold in 250+ Northern California stores.

- 51% profit margin for branded products.

- 18 years in operation.

- Named in the San Francisco Business Times' fastest-growing private company list each year from 2013-2017.

- Won three national awards for coffee, pistachio, and burnt caramel flavors.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,801,050 compared to the year ended December 31, 2018, when the Company had revenues of $2,368,688. Our gross margin was 28.86% in fiscal year 2019, compared to 38.46% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $2,534,206, including $25,272 in cash. As of December 31, 2018, the Company had $2,099,488 in total assets, including $11,376 in cash.
- *Net Loss.* The Company has had net losses of $708,971 and net losses of $465,734 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $4,890,394 for the fiscal year ended December 31, 2019 and $2,276,163 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $3,654,154 in debt and $352,500 in equity.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in order to perform operations over the lifetime of the Company. We plan to raise capital within 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Naia, Inc. cash in hand is $25,272, as of December 2019. Over the last three months, revenues have averaged $150,088/month, cost of goods sold has averaged $106,778/month, and operational expenses have averaged $87,987/month, for an average burn rate of $44,677 per month. Our intent is to be profitable in 12 months.

As with many businesses, Naia is materially affected, since the date that our financials cover, by the global COVID-19 pandemic and its subsequent effects, including but not limited to: shutdown of approximately fifty accounts such as schools, corporate campuses, and entertainment venues, supply chain and finished product distribution friction, and increased company awareness and vigilance for COVID-19 in the workplace.

The microeconomic and macroeconomic effects of the pandemic are larger than the seasonal changes of business for consumer ice cream, gelato, and novelties.

We do have additional lines of business post-pandemic that we expect to reach at least 15% growth of revenue. Expenses are also expected to reach at least inline with last year given the additional COVID-19 employee protections that we put in place.

SBA Disaster Relief loans are additional sources of capital on which we we rely on this year.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-39%

Gross Margin:
29%

Return on Assets:
-28%

Earnings per Share:
-$0.16

Revenue per Employee:
$85,764

Cash to Assets:
1%

Revenue to Receivables:
2,239%

Debt Ratio:
193%

Naia Finanical Statements 2019 .pdf

Naia Auditor s Report-Final.pdf

Prepared Financial Statements - Naia FY18.pdf

Risks

1. The materials in this offering contain forward looking statements, which can be identified by the use of forward-looking terminology, such as but not limited to "may", "intend", "will", "anticipate", "estimate", "seek", or "continue" or the negative thereof or other variations thereon or comparable terminology. In particular, any statements, expressed or implied, concerning trends, future operating results, growth, performance, business prospects and opportunities or the ability to generate revenues, income or cash flow are forward-looking statements. These statements reflect management's current beliefs, including beliefs as to future financial and operating results, and they are based on information currently available to management.

2. Forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to:

. use of unaudited financial statements;
. reliance on projections that may not be realized;
. restrictions in the transferability of shares;
. continued control of Naia by management and dependence on their operation of Naia;
. potentially not raising sufficient capital now or in the future;
. incurring losses;
. dependence on certain employees;
. uncertainty as to the availability and terms of future financing;
. a loss or reduction of one or more key customers could adversely impact sales;
. Naia's dependency on distributors;
. Naia's dependency on suppliers;
. Naia's dependency on retailers;
. Naia's being subject to extensive regulation by governmental authorities;
. product distribution and product sales;
. detrimental general economic conditions;
. competition;
. instability of costs;
. ability of suppliers; and
. dilution through future issuance of equity.

3 Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties. Such risks include but are not limited to: the impact of general economic conditions, market volatility, fluctuation in costs, and changes to the competitive environment.

4 These factors should be carefully considered and undue reliance should not be placed on forward-looking statements. Although the forward-looking statements are based upon what management believes to be reasonable estimates and assumptions, the company cannot ensure that actual results will not be materially different than those expressed or implied by these forward-looking statements.

5 Unless specifically required by law, the company does not assume any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

6 Naia may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, Naia may never undergo a liquidity event such as a sale of Naia or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to Naia's assets or profits and have no voting rights or ability to direct Naia or its actions.

7 The Company is very dependent on its founding team. If anything catastrophic were to happen to them, the future of the company may be compromised. Two of the officers in the company (Bobby Lee and Rick Reynolds) are part-time officers, which could hurt business operations more than if they were dedicated to the Company full time.

8. The Company has significant outstanding debts with multiple lenders, which could put the Company in a financially unstable condition. Furthermore, the Company is not prohibited from taking on further debts, which may impact it's ability to grow and generate revues moving forward.

9. The Company is using the majority of the proceeds from this offering to secure a loan with the SBA. Should the company not be able to secure the SBA loan, it's growth and revenues may be impacted.

10. The Company faces competition with respect to our key products that we seek to develop or commercialize in the future. Many of our competitors have significantly greater financial, development and human resources and superior expertise in our industry. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring talent. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will generate meaningful additional revenues.

11. The Company has key distribution relationships with several retailers, including Whole Foods, Safeway, and Mollie Stone's. Any interruption in these relationships could have material negative impact on our ability to sell our product, as well as generate revenue for our business.
    The Company has key distribution relationships with several suppliers, including Clover Farms. Any interruption in these relationships could have material negative impact on our ability to sell product, as well as generate revenue for our business.

12. The operations of the Company are reliant on production equipment, which can be costly to maintain and replace. Unpredicted equipment failure could lead to increased operating costs and a delay in production. Increased costs and delays in production could damage the Company from both a financial and reputation perspective.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Chris Tan	CEO @ Naia, Inc.	2013
Bobby Lee	Anesthesiologist @ St Paul Hospital	2013
Rick Reynolds	Contractor @ Retired	2013

Officers

OFFICER	TITLE	JOINED
Trevor Morris	Vice-President Operations	2013
Chris Tan	President CEO	2013
Bobby Lee	CFO	2013
Rick Reynolds	Secretary	2013

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Chris Tan	1,880,000 Common Stock	55.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
09/2018	$627,205	SAFE
09/2018	$1,898,000	Loan
03/2018	$25,000	Priced Round
01/2018	$25,000	Priced Round
03/2017	$45,000	Priced Round
02/2017	$30,000	Priced Round
01/2017	$57,500	Priced Round
09/2016	$64,128	Loan
06/2016	$7,451	Loan
03/2016	$48,400	Loan
02/2016	$100,000	Priced Round
12/2015	$70,000	Priced Round
01/2015	$250,000	Loan
10/2013	$357,140	Loan
12/2016	$20,864	Loan
12/2013	$150,000	Loan
03/2016	$50,000	Loan
01/2005	$259,000	Loan
04/2004	$35,000	Loan
	$239,171	Loan
	$275,000	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
VCC-Hercules, LLC	04/26/2004	$35,000	$526	7.0%	05/26/2024	Yes
Mortgage Capital Development Corporation	01/12/2005	$259,000		4.92%	01/01/2025	Yes
California Bank & Trust	10/31/2013	$357,140		%	01/01/2025	Yes
OBDC Small Business Finance	12/13/2013	$150,000		7.25%	12/13/2023	Yes
Pittsburg Frozen LLC	01/26/2015	$250,000	$229,701	6.25%	01/26/2022	Yes
TMC Development Corp	03/01/2016	$50,000	$29,942	8.0%	01/01/2021	Yes
S.A. Lone Star Truck & Equipment Inc.	03/05/2016	$48,400	$28,697	7.0%	05/05/2021	Yes
Var Technology Finance	06/14/2016	$7,451	$3,244	7.1%	06/14/2019	Yes
Hitachi Capital America Corp.	09/24/2016	$64,128	$43,060	6.7%	08/01/2021	Yes
Advantage Funding	12/13/2016	$20,864	$16,754	12.6%	12/31/2021	Yes
First Bank	09/20/2018	$1,898,000	$1,898,000	7.25%	05/20/2043	Yes
		$275,000		5.0%	03/10/2018	
Clover Dairy Farms		$239,171		%		

Related Party Transactions

Name	Richard Reynolds
Amount Invested	$11,000
Transaction type	Priced Round
Issued	03/01/2017
Relationship	Officer

Name	Pittsburg Frozen LLC
Amount Invested	$250,000
Transaction type	Loan
Issued	01/26/2015
Outstanding principal plus interest	$229,700 as of 06/2018
Interest	6.25 per annum
Maturity	01/26/2022
Outstanding	Yes
Current with payments	Yes
Relationship	Managed by wife of Director Christopher Tan

Name	Leonard Tan
Amount Invested	$25,000
Transaction type	Priced Round
Issued	03/20/2018
Relationship	Father of Director, Christopher Tan

Name	ANFB Holdings
Amount Invested	$121,000
Transaction type	Priced Round
Issued	03/01/2017
Relationship	Share management with Director (Bobby Lee)

Name	ANFB Holdings, Inc.
Amount Invested	$25,000
Transaction type	Priced Round
Issued	03/01/2018
Relationship	Share management with Director, Bobby Lee

Use of Funds

$474,000	$450,000 - an SBA Loan down payment or "equity injection" to unlock a $1.9 million loan that we've already been approved for. We then plan to use the SBA loan capital to: 1. Cover marketing costs and tradespend to launch new Bar Gelato and Naia products! 2. Purchase, construct and equip a state-of-the-art microcreamery which we hope will increase our product line and capacity 3. Reduce our monthly expenses in part by refinancing our existing debt. The remainder of the $474k will go toward the 5% Wefunder intermediary fee and other costs associated with. the raise.
$895,000	$850,000 - Beyond the SBA loan, we will use the additional funds raised (up to $400k more) for additional working capital in order to settle purchases of inventory of finished goods, increase tradespend to attract sales, and accelerate our national push by hiring additional members of our salesforce.The remainder of the $895k will go toward the 5% Wefunder intermediary fee and other costs associated with. the raise.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Safe	1,070,000	626,205	No
Preferred Series A	4,000,000	500,000	Yes
Common Stock	20,000,000	3,312,777	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.